SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             _____________________


                                   FORM 11-K

                                 ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                             _____________________


     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934.

              For the fiscal year ended December 31, 1996

                                      OR

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934.

              For the transition period from _______ to ______


                         Commission file number 1-7981



                            Full title of the Plan:

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                       AGENTS' AND MANAGERS' THRIFT PLAN



        Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         AMERICAN GENERAL CORPORATION
                              2929 Allen Parkway
                             Houston, Texas  77019

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

DECEMBER 31, 1996




Audited Financial Statements

Report of Independent Auditors .........................................  1
Statements of Net Assets Available for Benefits ........................  2
Statements of Changes in Net Assets Available for Benefits .............  4
Notes to Financial Statements ..........................................  6


Schedules

Assets Held for Investment ............................................. 11
Reportable Transactions ................................................ 12


Signature Page ......................................................... 13


Appendix:  Consent of Independent Auditors ............................. 15

                        Report of Independent Auditors



Administrative Board
The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.


Our  audits  were performed  for  the purpose  of  forming an  opinion  on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1996 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                             ERNST & YOUNG LLP
Houston, Texas
May 20, 1997

           THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
    DECEMBER 31, 1996
                                                                                                        Non
                                                                                                    Participant
                                                                  Participant Directed                Directed

                                                       Stock         Cash      Mutual     Mutual      Stock
                                                       Fund          Fund      Fund A     Fund B      Fund         Total

    Assets
      Investments at fair value
        American General Corporation common
          stock (1,747,421 shares) ...............  $29,046,224    $        - $        -  $      -  $42,379,618   $71,425,842
      The Variable Annuity Life Insurance
        Company group deposit administration
        contract .................................            -    1,317,443           -         -            -     1,317,443
      The Variable Annuity Life Insurance
        Company - Stock Index Fund
        (293,055 shares) .........................            -            -   6,669,924         -            -     6,669,924
      The Variable Annuity Life Insurance
        Company - Timed Opportunity Fund
        (24,805 shares) ..........................            -            -           -   288,240            -       288,240
      Short-term investments .....................       94,386       10,734      23,387     7,771            -       136,278
        Total investments ........................   29,140,610    1,328,177   6,693,311   296,011   42,379,618    79,837,727
      Receivables
        Interest .................................          988           51         128        41            -         1,208
          Total receivables ......................          988           51         128        41            0         1,208

          Total assets ...........................   29,141,598    1,328,228   6,693,439   296,052   42,379,618    79,838,935

    Liabilities
      Payables
        Excess contribution refunds ..............      338,348       24,514     181,754         -      606,965     1,151,581
        Forfeitures ..............................            -            -           -         -      110,033       110,033

          Total liabilities ......................      338,348       24,514     181,754         0      716,998     1,261,614

    Net assets available for benefits ............  $28,803,250   $1,303,714  $6,511,685  $296,052  $41,662,620   $78,577,321

                                                                 -2-

    The accompanying notes are an integral part of these financial statements.










































                                                                 -3-

       THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
    DECEMBER 31, 1995
                                                                                                        Non
                                                                                                    Participant
                                                                 Participant Directed                 Directed

                                                        Stock        Cash       Mutual     Mutual      Stock
                                                        Fund         Fund       Fund A     Fund B      Fund          Total

    Assets
      Investments at fair value
        American General Corporation common
          stock (1,669,657 shares) ...............   $23,346,735  $        -  $        -  $      -  $34,882,557   $58,229,292
      The Variable Annuity Life Insurance
        Company group deposit administration
        contract .................................             -   1,280,035           -         -            -     1,280,035
      American General Series Portfolio
        Company - Stock Index Fund
        (224,467 shares) .........................             -           -   4,271,610         -            -     4,271,610
      American General Series Portfolio
        Company - Timed Opportunity Fund
        (16,701 shares) ..........................             -           -           -   202,254            -       202,254
      Short-term investments .....................       138,126       9,470      47,906     6,123            -       201,625
        Total investments ........................    23,484,861   1,289,505   4,319,516   208,377   34,882,557    64,184,816
      Receivables
        Contributions ............................           106          24          28         -          119           277
        Interest .................................           519      20,428          56        11              -      21,014
          Total receivables ......................           625      20,452          84        11          119        21,291

          Total assets ...........................    23,485,486   1,309,957   4,319,600   208,388   34,882,676    64,206,107

    Liabilities
      Payables
        Excess contribution refunds ..............       249,225      19,111     137,692     6,543      768,943     1,181,514
        Forfeitures ..............................             -             -          -        -      135,476       135,476

          Total liabilities ......................       249,225      19,111     137,692     6,543      904,419     1,316,990


                                                                 -4-

    Net assets available for benefits ............   $23,236,261  $1,290,846  $4,181,908  $201,845  $33,978,257   $62,889,117

    The accompanying notes are an integral part of these financial statements.








































                                                                 -5-

       THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN
    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
    YEAR ENDED DECEMBER 31, 1996

                                                                                                         Non
                                                                                                     Participant
                                                                 Participant Directed                  Directed

                                                         Stock       Cash       Mutual     Mutual      Stock
                                                         Fund        Fund       Fund A     Fund B      Fund          Total

    Additions to net assets
      Investment income
        Dividends ...............................   $   893,360    $      -   $  150,680  $ 39,529   $ 1,311,970  $ 2,395,539
        Interest ................................         5,815      58,384        2,266       216         6,633       73,314
        Net appreciation/(depreciation) in
          fair value of investments .............     4,144,014           -      969,034   (13,093)    6,093,354   11,193,309
          Total investment income ...............     5,043,189      58,384    1,121,980    26,652     7,411,957   13,662,162
      Contributions
        Company's ...............................             -           -            -         -     1,817,635    1,817,635
        Participants' ...........................     1,756,239     152,109    1,013,400    78,256             -    3,000,004
          Total contributions ...................     1,756,239     152,109    1,013,400    78,256     1,817,635    4,817,639

          Total additions .......................     6,799,428     210,493    2,135,380   104,908     9,229,592   18,479,801
    Deductions from net assets
      Benefits
        American General Corporation common
          stock (69,031 shares) .................       952,558           -            -         -     1,508,367    2,460,925
        Cash ....................................         6,457     173,224      104,458     9,671         9,964      303,774
      Forfeitures ...............................             -           -            -         -        26,898       26,898
          Total deductions ......................       959,015     173,224      104,458     9,671     1,545,229    2,791,597

    Interfund transfers .........................      (273,424)    (24,401)     298,855    (1,030)            -            0

          Net increase ..........................     5,566,989      12,868    2,329,777    94,207     7,684,363   15,688,204

    Net assets available for benefits
      Beginning of year .........................    23,236,261    1,290,846   4,181,908   201,845    33,978,257   62,889,117


                                                                 -6-

      End of year ...............................   $28,803,250   $1,303,714  $6,511,685  $296,052   $41,662,620  $78,577,321

    The accompanying notes are an integral part of these financial statements.








































                                                                 -7-

       THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN
    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
    YEAR ENDED DECEMBER 31, 1995
                                                                                                         Non
                                                                                                     Participant
                                                                  Participant Directed                 Directed

                                                       Stock        Cash       Mutual     Mutual       Stock
                                                       Fund         Fund       Fund A     Fund B       Fund          Total

    Additions to net assets
      Investment income
        Dividends ..............................  $   802,202   $        -    $  161,949   $ 10,533  $ 1,211,824  $ 2,186,508
        Interest ...............................        3,830       61,958           834         88        3,973       70,683
        Net appreciation in fair value of
          investments ..........................    4,317,343            -       886,738     27,131    6,388,891   11,620,103
          Total investment income ..............    5,123,375       61,958     1,049,521     37,752    7,604,688   13,877,294
      Contributions
        Company's ..............................            -            -             -          -    1,473,741    1,473,741
        Participants' ..........................    1,837,887      155,742       832,483     66,922            -    2,893,034
          Total contributions ..................    1,837,887      155,742       832,483     66,922    1,473,741    4,366,775

          Total additions ......................    6,961,262      217,700     1,882,004    104,674    9,078,429   18,244,069

    Deductions from net assets
      Benefits
        American General Corporation common
          stock (80,276 shares) ................      938,836            -             -          -    1,217,913    2,156,749
        Cash ...................................        8,220       28,022        69,756      3,595        6,535      116,128
      Forfeitures ..............................            -            -             -          -       88,358       88,358
          Total deductions .....................      947,056       28,022        69,756      3,595    1,312,806    2,361,235

    Interfund transfers ........................     (712,989)     726,793         7,790    (21,594)           -            -

          Net increase .........................    5,301,217      916,471     1,820,038     79,485    7,765,623   15,882,834

    Net assets available for benefits
      Beginning of year ........................   17,935,044      374,375     2,361,870    122,360   26,212,634   47,006,283


                                                                 -8-

      End of year ..............................  $23,236,261   $1,290,846    $4,181,908   $201,845  $33,978,257  $62,889,117

    The accompanying notes are an integral part of these financial statements.


THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN


NOTES TO FINANCIAL STATEMENTS


NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan (the Plan) financial statements are prepared in conformity with generally accepted accounting principles. The preparation of financial statements, in accordance with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Ultimate results could differ from those estimates.

Investments in American General Corporation (American General) common stock (Stock Fund) are based on published market prices. Fair values of other investments not having an established market are reported as follows: 1) investment in The Variable Annuity Life Insurance Company (VALIC, also referred to as the Company) group deposit administration contract (Cash Fund) at contract value, which represents contributions under the contract, plus interest at the contract rate, less funds used to pay benefits; 2) investments in the American General Series Portfolio Company (AGSPC) Stock Index (Mutual Fund A) and Timed Opportunity (Mutual Fund B) Funds at net asset value, which is based on the market value of underlying investments; and 3) short-term investments at cost which approximates fair value. The contract value of the group deposit administration contract approximates fair value because the interest crediting rate is reset annually. AGSPC is an open-end management investment company (mutual fund) whose investment adviser is VALIC.

Dividends are recorded as income on ex-dividend dates and interest income is recorded using the accrual method of accounting.

Participants' accounts are credited monthly with the number of shares of American General common stock or the number of shares in the AGSPC Stock Index or Timed Opportunity Funds purchased and the cost thereof. Purchases under the VALIC group deposit administration contract are also credited to the participants' accounts at cost.

Contributions are recorded as income on the date they become payable to the Plan.

Interfund  transfers  are  recorded   at  the  market  value  of   the  amount
transferred.

Benefits paid to participants and related forfeitures are recorded upon distribution at the market value of the assets distributed or forfeited.

Benefits payable to participants are not accrued as liabilities in the financial statements.


NOTE 2--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. The Plan document provides a more complete description of the Plan's provisions.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN


NOTES TO FINANCIAL STATEMENTS--Continued

NOTE 2--DESCRIPTION OF THE PLAN--Continued

General

The Plan, which is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), is a defined contribution plan offered to eligible agents and managers of VALIC who have completed at least one year of service and have reached age twenty-one. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

The cost of administering the Plan is paid by VALIC.

Investment Options

Participants may elect to have their contributions invested in one of four funds or a combination of two funds. The funds invest in: 1) shares of American General common stock (Stock Fund); 2) a group deposit administration contract issued by VALIC (Cash Fund); 3) the AGSPC Stock Index Fund (Mutual Fund A); or 4) the AGSPC Timed Opportunity Fund (Mutual Fund B). The Cash Fund had a guaranteed rate of 5.5% through March 31, 1996; effective April 1, 1996 the rate changed to 6%. This rate is declared annually by VALIC and was changed to 6.25% on April 1, 1997. The Company's contributions are invested solely in the Stock Fund. Investments are held in a bank-administered trust fund.

Contributions which have not been used to purchase investments in either the Stock, Cash, or Mutual Funds are temporarily invested in money-market fund investments. These investments are held in a bank-administered trust fund and income from these investments is allocated to Plan participants based on current contributions.

Contributions

Participants may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay and an additional amount ranging from one to four percent of base pay subject to the contribution limitations discussed below. The Company contributes an amount ranging from 50 percent to 100 percent of the participants' basic contribution.

The Plan allows participants to change their contribution rate and investment election for future contributions, as well as transfer all or part of their account balances from one fund to another once a month.

Contribution Limitations

For 1996 and 1995, the total amount of participant pretax contributions is limited to $9,500 and $9,240, respectively. Additionally, the total amount of annual participant and Company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $30,000. During 1995 and 1996, the total amount of base pay that can be considered under the Plan is $150,000.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN


NOTES TO FINANCIAL STATEMENTS--Continued

NOTE 2--DESCRIPTION OF THE PLAN--Continued

The IRC provides that plans such as the Variable Annuity Life Insurance Company Agents' and Managers' Thrift and Retirement Plans cannot discriminate in favor of highly compensated individuals. To comply with these laws, certain highly compensated individuals in the Plan may receive refunds of contributions in excess of IRC Sections 401(k)(3) and 401(m) limits for employee pretax contributions and employer matching contributions, respective-ly, and all earnings attributable to such contributions. Refunds will be made from the VALIC Agents' and Managers' Retirement Plan to the extent possible. Any amounts that cannot be refunded from the VALIC Agents' and Managers' Retirement Plan will be refunded from the VALIC Agents' and Managers' Thrift Plan. Amounts in excess of the limits discussed above are designated on the Statement of Net Assets as "Payables - Excess contribution refunds". These amounts will be refunded to the affected highly compensated participants on or before the last day of the subsequent plan year to ensure the tax qualified status of the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings. Alloca-tions of Plan earnings are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. A participant obtains a vested interest in the Company's contribu-tions and the earnings thereon at the rate determined by years of service. The vesting schedule is provided below:

       Years of Service                    Nonforfeitable Percentages

           0 - 3                                      0
             3                                       20
             4                                       40
             5                                       60
             6                                       80
             7                                      100

Vesting of Company contributions shall be 100 percent upon death, disability, or the attainment of normal retirement age.

Payment of Benefits

Upon termination of service, and if consented to by the participant (consent only required if the total value, both vested and nonvested, of their account exceeds $3,500 and the participant is under the age of 65), a participant will receive a distribution equal to the vested value of his or her account. A distribution must be made after a participant reaches age 70 1/2, regardless of whether service has been terminated.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN


NOTES TO FINANCIAL STATEMENTS--Continued


NOTE 2--DESCRIPTION OF THE PLAN--Continued

Direct Rollover

A participant may elect, at the time and in the manner prescribed by the Plan Administrator, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover.

Forfeitures

Participants terminating employment shall forfeit their nonvested interest in the Companies' contributions on the earlier of (1) the distribution of the entire nonforfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfei-tures are available to reduce future Company contributions. Participants who terminate and are re-employed with the Company before incurring five consecu-tive one-year breaks in service are entitled to their nonvested or forfeited amounts subject to certain provisions as stated in the Plan.


NOTE 3--PLAN TERMINATION

Although they have not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 4--RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

Benefits processed and approved for payment, but not paid as of December 31, are recorded on Form 5500 but not in the financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                      December 31,
                                                 1996             1995

  Net assets available for benefits
    per the financial statements             $78,577,321      $62,889,117

  Benefits payable to withdrawing
    participants                                (374,110)        (380,030)

  Net assets available for benefits per
    Form 5500                                $78,203,211      $62,509,087

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN


NOTES TO FINANCIAL STATEMENTS--Continued


The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                        Year Ended
                                                     December 31, 1996

  Benefits paid to participants per the
    financial statements
      American General Corporation common stock         $2,460,925
      Cash                                                 303,774
      Total benefits paid to participants per
        the financial statements                         2,764,699

  Benefits payable to withdrawing participants
    at December 31, 1996                                   374,110

  Benefits payable to withdrawing participants
    December 31, 1995                                     (380,030)

  Benefits paid to participants per Form 5500           $2,758,779


NOTE 5--FEDERAL INCOME TAXES

Based on a favorable determination letter dated December 8, 1995, the Internal Revenue Service (IRS) has ruled that the Plan, as restated and amended effective August 31, 1990, December 6, 1991, March 4, 1992, May 26, 1993, December 6, 1993, and August 25, 1995, is qualified under Section 401(a) of the IRC and, therefore, exempt under Section 501(a) from federal income taxes.

Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's administrators believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE 6--SUBSEQUENT EVENT

Effective January 1, 1997, the Plan was amended to remove the AGSPC Timed Opportunity Fund and add four new investment options, provide that corrective distributions from the Stock Fund be made in cash rather than shares of stock, permit participants to direct contributions to any number of available investment options in increments of 5%, and provide for immediate distribu-tions to alternative payees pursuant to domestic relations orders which are determined to be Qualified Domestic Relations Orders.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

ASSETS HELD FOR INVESTMENT

DECEMBER 31, 1996



      Issuer                   Description               Cost      Fair Value

* American General          1,747,421 shares of      $38,777,248  $71,425,842
  Corporation               common stock

* The Variable Annuity      Group deposit              1,317,443    1,317,443
  Life Insurance Company    administration contract

* American General Series   293,055 shares             4,851,501    6,669,924
  Portfolio Company
  Stock Index Fund

* American General Series   24,805 shares                284,807      288,240
  Portfolio Company
  Timed Opportunity
  Fund

* State Street Bank         Short-term investment
  & Trust                   money-market fund           136,278       136,278
                                                    $45,367,277   $79,837,727


*Party-in-interest

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

REPORTABLE TRANSACTIONS (A)

YEAR ENDED DECEMBER 31, 1996



                                                                   Amount of
 Party Involved                   Description                     Transaction

State Street Bank        Purchase of money-market fund             $6,459,153
  & Trust                investments in 236 transactions

State Street Bank        Sale of money-market fund                  6,524,497
  & Trust                investments in 152 transactions

(B)                      176,064 shares of American General         6,490,628
                         Corporation common stock purchased
                         in 32 transactions

(B)                      98,300 shares of American General          3,493,587
                         Corporation common stock distributed
                         in 28 transactions at a gain of
                         $1,407,775.



(A) Reportable transactions are transactions or series of transactions in excess of 5 percent of the current value of Plan assets at the beginning of the year and are defined in Section 2520.103-6 of the Department of Labor Rules and Regulations.

(B) Parties involved are not presented, as permitted by Section 2520.103-6(d)(1)(i) of the Department of Labor Rules and Regulations.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                                  THE VARIABLE ANNUITY LIFE
                                                  INSURANCE COMPANY
                                                  AGENTS' AND MANAGERS'
                                                  THRIFT PLAN



June 24, 1997                                     CARL J. SANTILLO
                                                  Carl J. Santillo, Member of
                                                  the Administrative Board

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                                   Appendix

                        Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statements (Nos. 33-39202 and 333-13395) pertaining to The Variable Annuity Life Insur-ance Company Agents' and Managers' Thrift Plan of our report dated May 20, 1997, with respect to the financial statements and supplemental schedules of The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.




                                                       ERNST & YOUNG LLP



Houston, Texas
June 20, 1997

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